Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 5

DATED MARCH 6, 2003

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002 of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002 and November 27, 2002, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

SEE “RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

•      On January 15, 2003, we mailed to our stockholders of record as of November 26, 2002, a notice to stockholders informing them of the adoption of a certificate of amendment to our certificate of incorporation clarifying certain rights, preferences and privileges of our Series E preferred stock, in addition to other actions taken by our stockholders without a meeting by less than unanimous consent.

The text of the amendment to our certificate of incorporation is as follows:

1. The Corporation’s Board of Directors has duly adopted the following resolutions setting forth the proposed amendments to the Corporation’s Certificate of Incorporation, as amended (the “Certificate of Incorporation”):

RESOLVED, that subsections 4(d)(i)(3)(B), (C) and (D) of the Amended Certificate of Designation, Preferences and Rights of Series E Preferred Stock previously filed on October 9, 2001 (the “Certificate of Designation”) are hereby amended in their entirety to read as follows:

“(B) to officers, directors, employees or sales representatives of, or consultants to, the Corporation pursuant to stock option or stock purchase plans, agreements or arrangements approved by the Corporation’s Board of Directors;

(C) as a dividend or distribution on the Series E Preferred Stock;

(D) for which adjustment of the Conversion Price is made pursuant to subsection 4(d)(iv), 4(h) or 5(b) below;”

FURTHER RESOLVED, that the Certificate of Designation is hereby amended to add the following subsections 4(d)(i)(3)(E), (F) and (G):

“(E) pursuant to warrants that were exercised at an exercise price of $1.00 per share in January 2002, in connection with that certain Special Warrant Offer of the Corporation;

(F) to SDS Merchant Fund, LP and S.A.C. Capital Associates, LLC at a purchase price of $1.00 per share in January 2002, in connection with that certain Special Warrant Offer of the Corporation; or

(G) in a transaction as to which the application of this subsection 4(d) has been waived by written consent of holders of at least a majority of the outstanding shares of Series E Preferred Stock.”

•      During the period from January 2, 2003 through February 18, 2003, warrants to purchase approximately 4,820,000 shares of our common stock, which were issued in connection with prior financing transactions, were exercised for approximately $9,700,000. Following issuance of such shares, there will be approximately 25,500,00 shares of common stock outstanding.

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2001, and estimated during 2002, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is March 6, 2003.